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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period December 4, 2003

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CAISSE NATIONALE DES CAISSES D'EPARGNE (CNCE)
TAKES STAKE IN BANQUE SANPAOLO

        Turin, 4 December 2003—Having obtained the authorisations of the Banque de France and the local Antitrust Authorities, SANPAOLO IMI and Caisse Nationale des Caisses d'Epargne (CNCE) yesterday concluded in Paris the sale of a majority stake in Banque Sanpaolo.

        The transaction makes concrete the agreement signed on 31 July which valued 100% of Banque Sanpaolo at 840 million Euro, of which 510 million Euro against the immediate sale of 60%.

        Today's transaction was for 499.6 million Euro in cash, resulting from the deduction from the agreed price (510 million Euro) of the estimated dividend for 2003 due to SANPAOLO IMI, thus anticipating the agreed restitution of such profits to CNCE. The capital gain realized by SANPAOLO IMI, in this first phase, is therefore 268 million Euro (257 at consolidated level).

        A mechanism of put and call options exercisable after an initial period of four years, extendible for two more, is envisaged for the remaining share as per contract.

        The transaction, part of the strategic alliance agreed at the end of 2001 among SANPAOLO IMI, Caisses d'Epargne and Caisse Des Dépots, leads to a significant partnership, through which a first class institution in banking services to Small- and Medium-sized Enterprises in the French market will be created, bringing together the market potential penetration of the distribution network of Caisses d'Epargne with the experience acquired by Banque Sanpaolo in the SME sector.

        The transaction, confirming the strategic strength of the partnership, allows SANPAOLO IMI to maintain an important position in France and to continue to assist Italian customers in their relations with the French market, improving the quality of service offered also thanks to the widening of operating outlets. In addition to the current 60 branches of Banque Sanpaolo, SANPAOLO IMI's Italian customers can now count on the 4,640 branches of Caisses d'Epargne, located throughout France.

        Confirming the recognised value of Banque Sanpaolo, the bank will continue to operate using its current brand and name.

Dean Quinn (+39 011 555 2593)
 Damiano Accattoli (+39 011 555 3590)
 Alessia Allemani (+39 011 555 6147)
 Andrea Filtri (+39 011 555 6965)
 Cristina Montarolo (+39 011 555 5907)
 Anna Monticelli (+39 011 555 2526)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: December 4, 2003	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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CAISSE NATIONALE DES CAISSES D'EPARGNE (CNCE) TAKES STAKE IN BANQUE SANPAOLO
SIGNATURES